Exhibit 10.3

FIRST NIAGARA FINANCIAL GROUP
TRANSITION SEVERANCE PLAN
Effective as of March 19, 2013
ARTICLE I.
ESTABLISHMENT OF THE PLAN
First Niagara Financial Group, Inc. (“First Niagara”) hereby establishes a self-insured severance plan for Gary Crosby (the “Executive”). The term “Company” means First Niagara and any Organization Under Common Control that is covered under the Plan in accordance with Section 5.6. The effective date of the Plan is March 19, 2013 (the “Effective Date”). The Plan Year is the calendar year.
ARTICLE II.
PARTICIPATION
The Executive will become a participant in the Plan as of the Effective Date. The Executive will not be eligible to receive any benefit under the terms of the First Niagara Financial Group Separation Pay Plan or the First Niagara Executive Severance Plan.
ARTICLE III.
BENEFITS AND PAYMENT OF BENEFITS
Section 3.1. In General. Subject to the Executive's execution within twenty-one days of his termination of employment of a General Release and Waiver, substantially in the form attached hereto as Annex 1 (the “Release”), and non-revocation of the Release within seven days following its execution, the Executive will receive a Severance Payment, as determined under Section 3.2, in the event (i) his employment is involuntarily terminated by the Company for reasons other than Cause, as hereafter defined, (ii) he is required to move employment to a location further than 100 miles of his current place of employment and he does not accept such relocation and terminates employment, or (iii) his aggregate compensation is materially reduced and he terminates employment so long as the Executive remains in employment with the Company through his release date as established by the Company; provided, however, that neither the “Cash Fee,” the “ICEO Restricted Stock Units” nor the “Completion Bonus” (as those terms are defined in the letter agreement between the Company and the Executive, dated as of April 5, 2013) shall be considered part of the Executive's “aggregate compensation” for purposes of this Section 3.1(iii).
(a) For purposes of this Plan, “Cause” means a finding by the Board of Directors of the Company that any of the following conditions exist:
(1) The Executive's willful and continued failure substantially to perform the Executive's duties (other than as a result of disability) that is not or cannot be cured within 30 days of the Company giving the Executive notice of the failure to so perform. For purposes of this Plan, no act or failure to act will be deemed “willful” unless effected by the Executive not in good faith and without a reasonable belief that the Executive's action or failure to act was in or not opposed to the Company's best interests.
(2) A willful act or omission by the Executive constituting dishonesty, fraud or other malfeasance, and any act or omission by the Executive constituting immoral conduct, which in any such case is injurious to the financial condition or business reputation of the Company.
(3) The Executive's indictment for a felony offense under the laws of the United States or any state other than for actions related to operation of motor vehicles which does not involve operation of a motor vehicle while intoxicated or impaired.
(4) Breach by the Executive of First Niagara's Code of Ethics for Senior Financial Officers, any restrictive covenant, non-competition, confidentiality or non-solicitation, or other similar agreement which is applicable to the Executive.
The Executive will not be deemed to have been terminated for Cause until there has been delivered to him a copy of a resolution, duly adopted by the affirmative vote of not less than a majority of the Board of First Niagara at a meeting called and held for that purpose (after reasonable notice to the Executive and an opportunity for the Executive, with the Executive's counsel, to be heard before the Board), stating that, in the good faith opinion of the Board, the Executive has engaged in conduct described above and specifying the particulars in detail.
(b) Upon the occurrence of any event described in Section 3.1(ii) or (iii) above, the Executive shall have the right to elect to terminate his employment under this Agreement by resignation upon not less than thirty (30) days prior written notice to First Niagara, which notice must be given by the Executive within ninety (90) days after the initial event giving rise to said right to elect to terminate his employment. Notwithstanding the preceding sentence, in the event of a continuing breach of this Agreement by First Niagara, the Executive, after giving due notice within the prescribed time frame of an initial event specified above, shall not waive any of his rights solely under this Agreement by virtue of the fact that Executive has submitted his resignation but has remained in the employment of First Niagara and is engaged in good faith discussions to resolve any occurrence of an event described above. First Niagara shall have at least thirty (30) days to remedy any condition set forth above, provided, however, that First Niagara shall be entitled to waive such period and make an immediate payment hereunder.
Section 3.2. Benefit Amount. The Executive's Severance Payment will be equal to the greater of:
(i) An amount equal to the Executive's base salary, determined as of the date of termination, for twenty-four (24) months, plus the Executive's targeted bonus amount; or
(ii) An amount equal to the Executive's base salary, determined as of the date of termination, for thirty-six (36) months.
In addition, for a twelve (12)-month period following the termination of employment, First Niagara will reimburse the Executive for outplacement services in an amount not to exceed $10,000; provided however, that reimbursements for such outplacement services shall be made in a cash lump sum within 30 days of the Executive's remittance to First Niagara of a receipt for such services.
Section 3.3. Form of Benefit Payment. Subject to Executive's execution and non-revocation of a Release in accordance with Section 3.1, beginning with the first payroll date occurring after the twenty-eighth day after the Executive's date of termination (the “Benefit Commencement Date”), the Executive will receive his benefit in the form of direct deposit to his bank account in equal installments and in accordance with the normal payroll process over the twenty-four-month period following the Benefit Commencement Date. All applicable payroll taxes and withholding will be applied. Severance Payments and benefits payable under this Plan will not be treated as compensation for purposes of calculating benefits under any other employee benefit plan maintained by the Company.
Notwithstanding any other provision in this Agreement, for purposes of this Agreement, “termination of employment” shall mean “Separation from Service” as defined in Code Section 409A and the Treasury Regulations thereunder, such that First Niagara and the Executive reasonably anticipate that the level of bona fide services the Executive would perform after termination would permanently decrease to a level that is less than 50% of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period.
Notwithstanding anything in this Agreement to the contrary, if the Executive is a Specified Employee (within the meaning of Treasury Regulations §1.409A-1(i)), then, to the extent necessary to avoid penalties under Code Section 409A, no payment shall be made to the Executive prior to the first day of the seventh month following the date of termination in excess of the “permitted amount” under Code Section 409A. For these purposes, the “permitted amount” shall be an amount that does not exceed two times the lesser of: (i) the sum of Executive's annualized compensation based upon the annual rate of pay for services provided to First Niagara for the calendar year preceding the year in which occurs the date of termination or (ii) the maximum amount that may be taken into account under a tax-qualified plan pursuant to Code Section 401(a)(17) for the calendar year in which occurs the date of termination. Payment of the “permitted amount” shall be made in accordance with regular payroll practices. Any payment in excess of the permitted amount shall be made to the Executive on the first day of the seventh month following the date of termination.
Section 3.4. Forfeitures of Benefits. The Executive will forfeit his right to any unpaid Severance Payments benefits if he is reemployed by the Company.

Section 3.5. Effect of Regulatory Actions. Any actions by First Niagara under this Agreement must comply with the law, including regulations and other interpretive action, of the Federal Deposit Insurance Act, Federal Deposit Insurance Corporation, or other entities that supervise any of the activities of First Niagara. Specifically, any payments to the Executive by First Niagara, whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1828(k), and the regulations promulgated thereunder in 12 C.F.R. Part 359.
Section 3.6. Golden Parachute Adjustments. Notwithstanding anything in this Agreement or any other agreement to the contrary:
(a) In the event First Niagara (or its successor) and the Executive both determine, based upon the advice of the independent public accountants for First Niagara, that part or all of the consideration, compensation or benefits to be paid to the Executive under this Agreement constitute “parachute payments” under Code Section 280G(b)(2) then, if the aggregate present value of such parachute payments, singularly or together with the aggregate present value of any consideration, compensation or benefits to be paid to the Executive under any other plan, arrangement or agreement which constitute “parachute payments” (collectively, the “Parachute Amount”) exceeds 2.99 times the Executive's “base amount,” as defined in Code Section 280G(b)(3) (the “Executive Base Amount”), the amounts constituting “parachute payments” which would otherwise be payable to or for the benefit of the Executive shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Executive Base Amount (the “Reduced Amount”); provided that such amounts shall not be so reduced if the Executive determines, based upon the advice of an independent public accounting firm (which may, but need not be the independent public accountants of First Niagara), that without such reduction the Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Code Section 4999), an amount which is greater than the amount, on a net after tax basis, that the Executive would be entitled to retain upon Executive's receipt of the Reduced Amount.
(b) If the determination made pursuant to subsection (a) above results in a reduction of the payments that would otherwise be paid to the Executive except for the application of this Section, then the Executive may then elect, in the Executive's sole discretion, which and how much of any particular entitlement shall be eliminated or reduced and shall advise First Niagara in writing of the Executive's election within ten days of the determination of the reduction in payments; provided, however, that if it is determined that such election by the Executive shall be in violation of Code Section 409A, or if no such election is made by the Executive within such ten-day period, the allocation of the required reduction shall be pro-rata.. If no such election is made by the Executive within such ten-day period, First Niagara may elect which and how much of any entitlement shall be eliminated or reduced and shall notify the Executive promptly of such election. Within ten days following such determination and the elections hereunder, First Niagara shall pay or distribute to or for the benefit of the Executive such amounts as are then due to the Executive under this Agreement and shall promptly pay or distribute to or for the benefit of the Executive in the future such amounts as become due to the Executive under this Agreement.
(c) As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by First Niagara which should not have been made under clause (a) of this Section (an “Overpayment”) or that additional payments which are not made by First Niagara pursuant to clause (a) of this Section should have been made (an “Underpayment”). In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Overpayment arises, any such Overpayment shall be treated for all purposes as a loan to the Executive which the Executive shall repay to First Niagara together with interest at the applicable Federal rate provided for in Code Section 7872(f)(2). In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by First Niagara to or for the benefit of the Executive, together with interest at the applicable Federal rate provided for in Code Section 7872(f)(2).
The calculations required by clause (a) of this Section will be made by First Niagara's independent accounting firm engaged immediately prior to the event that triggered the payment, in consultation with First Niagara's outside legal counsel, and for purposes of making the calculation the accounting firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Code Sections

280G and 4999, provided that the accounting firm's determinations must be made with substantial authority (within the meaning of Code Section 6662).

ARTICLE IV.
ADMINISTRATION OF PLAN
Section 4.1. Appointment of Plan Administrator and Responsibility for Administration of Plan. First Niagara shall serve as Plan Administrator and shall administer this Plan in accordance with its terms. The Plan Administrator may designate other persons to carry out the responsibilities to control and manage the operation of the Plan.
Section 4.2. Agents. The Plan Administrator may employ such agents, including counsel, as it may deem advisable for the administration of the Plan.
Section 4.3. Compensation. The Company shall pay all the expenses of the Plan Administrator. The Company shall indemnify any employees of the Company to whom responsibilities have been delegated under Section 4.1 against any liability incurred in the course of administration of the Plan, except liability arising from their own gross negligence or willful misconduct.
Section 4.4. Records. The acts and decisions of the Plan Administrator shall be duly recorded. The Plan Administrator shall make a copy of this Plan available for examination by the Executive during the business hours of First Niagara.
Section 4.5. Defect or Omission. The Plan Administrator shall refer any material defect, omission or inconsistency in the Plan to the Board of Directors of First Niagara for such action as may be necessary to correct such defect, supply such omission or reconcile such inconsistency.
Section 4.6. Liability. Except for their own negligence, willful misconduct or breach of fiduciary duty, neither the Plan Administrator nor any agents appointed by the Plan Administrator shall be liable to anyone for any act or omission in the course of the administration of the Plan.
Section 4.7. Contributions and Financing. All benefits required to be paid by the Company under the Plan shall be paid as due directly by the Company from its general assets.
Section 4.8. Claims Procedure. The claims procedure set forth in this paragraph is the exclusive method of resolving disputes that arise under the Plan.
(a) Written Claim. Any person asserting any rights under this Plan must submit a written claim to the Compensation Committee of First Niagara's Board of Directors (the “Committee”). The Committee shall render a decision within a reasonable period of time from the date on which the Committee received the written claim, not to exceed 90 days, unless an extension of time is necessary due to reasonable cause.
(b) Denial of Claim. If a claim is denied in whole or in part, the claimant must be provided with the following information:
(1) A statement of specific reasons for the denial of the claim;
(2) References to the specific provisions of the Plan on which the denial is based;
(3) A description of any additional material or information necessary to perfect the claim with an explanation of why such material information is necessary;
(4) An explanation of the claims review procedures with a statement that the claimant must request review of the decision denying the claim within 30 days following the date on which the claimant received such notice.

(c) Review of Denial. The claimant may request that the First Niagara Board of Directors review the denial of a claim. A request for review must be in writing and must be received by the Board of Directors within 30 days of the date on which the claimant received written notification of the denial of the claim. The Board of Directors will render a decision with respect to a written request for review within 60 days from the date on which the Board of Directors received the request for review. If the request for review is denied in whole or in part, the Board of Directors must mail the claimant a written decision that includes a statement of the reasons for the decision.
ARTICLE V.
MISCELLANEOUS PROVISIONS
Section 5.1. Plan Terms are Legally Enforceable. The Company intends that the terms of this Plan, including those relating to coverage and benefits, are legally enforceable.
Section 5.2. Plan Exclusively Benefits the Executive. The Company intends that the Plan is maintained for the exclusive benefit of the Executive.
Section 5.3. Illegality of Particular Provision. The illegality of any particular provision of the Plan shall not affect the other provisions, and the Plan shall be construed in all other respects as if such invalid provision were omitted.
Section 5.4. Applicable Laws. To the extent not pre-empted by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Plan shall be governed by the laws of the State of New York.
Section 5.5. Non-Guaranty of Employment. Nothing in this Plan shall be construed as granting the Executive a right to continued employment with the Company.
Section 5.6. Coverage of Plan by Organization Under Common Control. The Plan is adopted by First Niagara and covers any Organization Under Common Control with First Niagara. The term “Organization Under Common Control” means (i) an Affiliated Corporation, (ii) a Related Business, (iii) an Affiliated Service Organization or (iv) any other entity required to be aggregated with First Niagara pursuant to Section 414(o) of the Code and the regulations thereunder. The term “Affiliated Corporation” means any corporation that is a member of a controlled group of corporations as defined in Section 414(b) of the Code, which includes First Niagara. The term “Related Business” means any trade or business included in a group of trade or businesses with First Niagara which are under common control, as defined in Section 414(c) of the Code. The term “Affiliated Service Organization” means any service organization which is a member of an affiliated service group, as defined in Section 414(m) of the Code, which includes First Niagara.
ARTICLE VI.
AMENDMENT AND TERMINATION
First Niagara intends to maintain this Plan indefinitely, but reserves the right to amend, modify or terminate the Plan at any time. First Niagara may make modifications or amendments to the Plan that are necessary or appropriate to maintain the Plan as a plan meeting the requirements of the applicable provisions of ERISA.
ARTICLE VII.
POST TERMINATION OBLIGATIONS
Section 7.1. The Executive hereby covenants and agrees that, for a period of one (1) year following his termination of employment with First Niagara, he shall not, without the written consent of First Niagara, either directly or indirectly:
(i) solicit, offer employment to, or take any other action intended (or that a reasonable person acting in like circumstances would expect) to have the effect of causing any officer or employee of First Niagara, or any of its subsidiaries or affiliates, to terminate his or her employment and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, any business whatsoever that competes with the business of First Niagara, or any of its direct or indirect subsidiaries or affiliates or has headquarters or offices within 100 miles of the locations in which First Niagara, or any of its direct or indirect subsidiaries or affiliates, has business operations or has filed an application for regulatory approval to establish an office;

(ii) become an officer, employee, consultant, director, independent contractor, agent, sole proprietor, joint venturer, greater than 5% equity owner or stockholder, partner or trustee of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company or agency, any mortgage or loan broker or any other entity competing with First Niagara or its affiliates in the same geographic locations where First Niagara or its affiliates has material business interests; or
(iii) solicit, provide any information, advice or recommendation or take any other action intended (or that a reasonable person acting in like circumstances would expect) to have the effect of causing any customer of First Niagara or any of its direct or indirect subsidiaries or affiliates to terminate an existing business or commercial relationship with First Niagara.
Section 7.2. The Executive shall, upon reasonable notice, furnish such information and assistance to First Niagara as may reasonably be required by First Niagara, in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party; provided, however, that the Executive shall not be required to provide information or assistance with respect to any litigation between the Executive and First Niagara or any of its subsidiaries or affiliates.
Section 7.3. All payments and benefits to the Executive under this Plan shall be subject to the Executive's execution and non-revocation of a Release in accordance with Section 3.1 and the Executive's compliance with this Article VII. The parties hereto, recognizing that irreparable injury will result to First Niagara, its business and property in the event of the Executive's breach of this Article VII, agree that, in the event of any such breach by the Executive, First Niagara will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by the Executive and all persons acting for or with the Executive. The Executive represents and admits that the Executive's experience and capabilities are such that the Executive can obtain employment in a business engaged in other lines and/or of a different nature than First Niagara, and that the enforcement of a remedy by way of injunction will not prevent the Executive from earning a livelihood. Nothing herein will be construed as prohibiting First Niagara from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from the Executive.
IN WITNESS WHEREOF, the parties have duly executed this Plan as of the date first above written.

FIRST NIAGARA FINANCIAL GROUP, INC.
Date: April 8, 2013	By:	/s/ Kate White
Kate White, Managing Director of Human Resources

CHIEF EXECUTIVE OFFICER
Date: April 6, 2013	/s/ Gary M. Crosby
Gary M. Crosby
Chief Operating Officer and Interim Chief Executive Officer

Annex 1
GENERAL RELEASE AND WAIVER

GENERAL RELEASE AND WAIVER (this “Release”), by Gary M. Crosby (“Executive”) in favor of First Niagara Financial Group, Inc. (the “Corporation” and together with the Corporation's affiliates and subsidiaries, the “Group”).
WHEREAS, Executive's employment with the Group was terminated, effective as of [•], 20[•] (the “Termination Date”).
NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, the parties agree as follows:
1.General Release and Waiver. Executive knowingly and voluntarily waives, terminates, cancels, releases and discharges forever the members of the Group and each of their respective predecessors, successors or assigns, present and former directors, officers, employees, shareholders, investors, attorneys and agents and representatives, individually and in their official capacities (each, a “Released Party”), from any and all actions, causes of action, claims, allegations, rights, obligations, liabilities, or charges (collectively, “Claims”) that he (or his heirs, executors, administrators, successors and assigns) has or may have, whether known or unknown, by reason of any matter, cause or thing occurring at any time before and including the Effective Date (as defined below), including, without limitation, Claims for compensation or bonuses; breach of contract; tort; wrongful, abusive, unfair, constructive, or unlawful discharge or dismissal; impairment of economic opportunity defamation; age and national origin discrimination; sexual harassment; back pay; attorneys' fees; whistleblower claims; emotional distress; intentional infliction of emotional distress; assault; battery, pain and suffering; punitive or exemplary damages; violations of the Equal Pay Act, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Americans with Disabilities Act of 1991, the Employee Retirement Income Security Act of 1974, as amended, the Older Workers Benefit Protection Act of 1990, the Fair Labor Standards Act, the Worker Adjustment Retraining and Notification Act, the Family Medical Leave Act, any applicable state or local discrimination or human rights law, including all amendments to any of the aforementioned acts; and violations of any other federal, state, or municipal fair employment statutes or laws, including, without limitation, violations of any other law, rule, regulation, or ordinance pertaining to employment, wages, compensation, hours worked, or any other matters related in any way to Executive's employment with the Group or the termination of that employment; provided, however, that this Section 1 shall not release (a) any Claim for breach of this Release, the letter agreement, dated April 5, 2013, between the Corporation and Executive and Annex 1 thereto (the “Letter Agreement”) or the Plan (as defined in the Letter Agreement), (b) any Claim for accrued benefits to which Executive is entitled under the Corporation's retirement and welfare benefit plans and programs, (c) Executive's rights as a stockholder of the Corporation or (d) any rights for indemnification or contribution under the Corporation's certificate of incorporation or by-laws or equivalent governing documents of the Corporation and its affiliates, the law of the State of Delaware, any indemnification agreement between Executive and the Corporation or any rights to insurance coverage under any directors' and officers' liability insurance or fiduciary insurance policy. It is the intention of the parties to make this Release as broad and as general as the law permits (subject to the preceding proviso).
2.Additional Representations. Executive further represents and warrants that he has not filed any civil action, suit, arbitration, administrative charge, or legal proceeding against any Released Party nor has he assigned, pledged, or hypothecated as of the Effective Date his Claim to any person and no other person has an interest in the Claims that he is releasing.
3.Acknowledgements by Executive. Executive acknowledges and agrees that he has read this Release in its entirety and that this Release is a general release of all known and unknown Claims, including, without limitation, to rights and Claims arising under ADEA. Executive further acknowledges and agrees that:

i.
Executive may later discover facts different from or in addition to those which he knows or believes to be true now, and he agrees that, in such event, this Release shall nevertheless remain effective in all respects, notwithstanding such different or additional facts or the discovery of those facts;

ii.	Executive has been advised, and is being advised by the Release, to consider consulting with an attorney before executing this Release;

iii.
Executive has been advised, and is being advised by this Release, that he has twenty-one (21) days within which to consider this Release but that he can execute this Release at any time prior to the expiration of such 21-day period; and

iv.
Executive is aware that this Release shall become null and void if he revokes his agreement to this Release within seven (7) days following the date of execution of this Release. Executive may revoke this Release at any time during such seven-day period by delivering (or causing to be delivered) written notice of his revocation of this Release no later than 5:00 p.m. eastern time on the seventh (7th) full day following the date of execution of this Release (the “Effective Date”) to:

[•]
Executive agrees and acknowledges that a notice of revocation that is not received by such date and time will be invalid and will not revoke this Release.
4.Additional Agreements. Executive agrees that should any person or entity file or cause to be filed any civil action, suit, arbitration, or other legal proceeding seeking equitable or monetary relief concerning any Claim released by Executive herein, Executive shall not seek or accept any personal relief from or as the result of such civil action, suit, arbitration, or other legal proceeding.
5.Governing Law. To the extent not subject to federal law, this Release will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that state.
6.Successors. This Release shall inure to the benefit of the Corporation and its successors and assigns.
7.Captions; Section Headings. Captions and section headings used herein are for convenience only and are not a part of this Release and shall not be used in construing it.
8.Counterparts; Facsimile Signatures. This Release may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original instrument without the production of any other counterpart. Any signature on this Release, delivered by either party by facsimile transmission shall be deemed to be an original signature thereto.
IN WITNESS WHEREOF, Executive has signed this Agreement on this [•], 20[•].

Gary M. Crosby

Accepted and Agreed:

First Niagara Financial Group, Inc.

By: